

August 25, 2011

Via E-mail
George L. Lindemann
Southern Union Company
5444 Westheimer Rd.
Houston, TX 77056-5306

> **Re: Southern Union Company**
> **Form 10-K**
> **Filed February 25, 2011**
> **File No. 1-06407**

Dear Mr. Lindemann:

We have reviewed your response dated August 23, 2011 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Note 21. Other Income and Expense Items, page F-61

1.   We have reviewed your response to comment four in our letter dated August 18, 2011, noting that you recognize the recovery of amounts in excess of the related recorded loss when the amount is determined by management to be realizable. Considering that excess recoveries represent contingent gains, which generally shall be recognized only when all contingencies relating to recovery have been resolved, please tell us how recording contingent gains prior to the resolution of all contingencies and/or receipt of the cash proceeds complies with GAAP. In doing so, please clarify what procedures, if any, you undertake with insurance companies to acknowledge that a payment is due and to confirm anticipated amounts.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 if you have questions regarding our comment or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief